

14040038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

RECEIVED

MAR 0 4 2014

193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number   3235-0123
Expires   March 31, 2016
Estimated average burden
Hours per response   12.00

SEC FILE NUMBER
8-67383

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period **September 10, 2012** (Date of FINRA Approval) through **December 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JAMES E. COFFEY SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/O Buttonwood Business Solutions, LLC   30 Broad St. – 14ᵗʰ FL

NEW YORK,	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Coffey   **(TEL) 646-480-4929**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES COFFEY, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
JAMES E. COFFEY SECURITIES, INC., as of DECEMBER 31, 2013,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

CFO
_____
Title

X _____
Notary Public

CHRISTOPHER D'ORIO
Notary Public, State of New York
Qualified in Richmond County
No. 01DO6288907
My Commission Expires 09-09-2017

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under
   Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A
   of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with
   respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the
   date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



MAR 0 4 2014

193

James E. Coffey Securities, Inc.
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Period September 10, 2012 (Date of FINRA Approval) Through December 31, 2013

James E. Coffey Securities, Inc.
Index to the Financial Statements
December 31, 2013

Page



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

<u>INDEPENDENT AUDITORS' REPORT</u>

To the Stockholders of
James E. Coffey Securities, Inc.
c/o Buttonwood Business Solutions, LLC
New York, NY 10004

Report on the Financial Statements

We have audited the accompanying financial statements of James E. Coffey Securities, Inc.
(the Company) which comprise the statement of financial condition as of December 31, 2013 and the
related statements of operations, changes in stockholder's equity, and cash flows for the period September
10, 2012 (Date of FINRA Approval) through December 31, 2013 that are filed pursuant to Rule 17a-5
under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in
accordance with accounting principles generally accepted in the United States of America; this includes
the design, implementation, and maintenance of internal control relevant to the preparation and fair
presentation of financial statements that are free from material misstatement, whether due to fraud or
error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We
conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in
the financial statements. The procedures selected depend on the auditor's judgment, including the
assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.
In making those risk assessments,   the auditor considers internal control relevant to the Company's
preparation and fair presentation of the financial statements in order to design audit procedures that are
appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of
the Company's internal control. Accordingly, we express no such opinion. An audit also includes
evaluating the appropriateness of accounting policies used and the reasonableness of significant
accounting estimates made by management, as well as evaluating the overall presentation of the financial
statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for
our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James E. Coffey Securities, Inc., as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedule is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2014

James E. Coffey Securities, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Current Assets		
Cash	$	20,051
Commissions Receivable		151,648
Deposit Account		39,741
Other assets		32,305
Total Assets	$	243,745
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$	113,460
Total Liabilities		113,460
Stockholder's equity		
Capital Stock		250
Additional Paid-in Capital		49,750
Retained Earnings		80,285
Total Stockholder's equity		130,285
Total Liabilities and Stockholder's Equity	$	243,745

James E. Coffey Securities, Inc.
Statement of Operations
For the Period September 10, 2012 (Date of FINRA Approval) through December 31, 2013

Revenues	
Commissions	$ 2,579,631
Rebate income	257,364
Consulting income	12,000
Interest and dividend income	400
Total revenues	2,849,395
Operating Expenses	
Payroll and related expenses	1,391,654
Communications and data processing	145,482
Legal and professional fees	687,317
Floor brokerage, exchange and clearance fees	321,930
Employee benefits	70,328
Office expenses	26,000
Rebate expense	121,891
Travel and entertainment	196,551
Insurance	18,906
Loss on error	7,317
Donations	15,230
Other expenses	27,764
Total Operating Expenses	3,030,370
Net (loss)	$ (180,975)

James E. Coffey Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Period September 10, 2012 (Date of FINRA Approval) through December 31, 2013

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, September 10, 2012	$ 250	$ 49,750	$ 261,260	$ 311,260
Net (loss) for period	-	-	(180,975)	(180,975)
Balance, December 31, 2013	$ 250	$ 49,750	$ 80,285	$ 130,285

Cash Flows From Operating Activities

Net (loss)	$ (180,975)

Adjustments to Reconcile Net (Loss) to Net Cash Used in Operating Activities

(Increase) decrease in assets	
Commissions receivables	107,725
Deposit account	818
Other assets	(25,248)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(2,738)
Total adjustments	80,557
Net Cash used in Operating Activities and decrease in cash	(100,418)
Cash, Beginning of Period	120,469
Cash, End of Period	$ 20,051

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$ -
Income taxes paid	$ 9,000

ORGANIZATION AND NATURE OF BUSINESS

James E. Coffey Securities, Inc. (the Company) is an S-corporation which was incorporated in the state of New York to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing brokerage firm and does not handle any customer funds or securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Securities Transactions, Commissions and Revenue Recognition
Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to credit-- risk consist primarily of cash and cash equivalents and trade accounts receivables. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The company had 3 customers that made up approximately 39% of commission revenues for the year ended December 31, 2013. Accounts receivables from these customers were approximately $59,000 as of December 31, 2013.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Subsequent events

Management has evaluated subsequent events through February 18, 2014, the date the financial statements were available to be issued.

COMMISSIONS RECEIVABLE

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of December 31, 2013, $16,879 of total accounts receivables were considered non-allowable.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $81,101, which was $73,537 in excess of its required net capital. The Company's net capital ratio was 1.40 to 1.

COMMITMENTS AND CONTINGENCIES

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

James E. Coffey Securities, Inc.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2013

NET CAPITAL

Total Stockholder's Equity	$	130,285

Deductions and/or Charges:
  Non-Allowable Assets:

Commissions Receivable		16,879
Other assets		32,305
Net Capital	$	81,101

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	7,564
Excess Net Capital	$	73,537
Aggregate Indebtedness	$	113,460
Ratio of Aggregate Indebtedness to Net Capital		1.40 to 1

No reconciling differences between the December 31, 2013 audited computation of net capital and the Company's unaudited December 31, 2013 Part IIA filing were noted.

James E. Coffey Securities, Inc.
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Stockholders of
James E. Coffey Securities, Inc.
c/o Buttonwood Buttonwood Business Solutions, LLC
New York, NY 10004

Gentlemen:

In planning and performing our audit of the financial statements of James E. Coffey Securities, Inc., for the period September 10, 2012 (Date of FINRA Approval) through December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-11-

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2014



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mall: LS@lernerslpkln.com

To the Member of
James E Coffey Securities Inc
c/o Buttonwood Business Solutions, LLC
30 Broad Street - 14th Floor
New York, NY 10004

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by James E Coffey Securities Inc. ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no exceptions;
3- Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
February 18, 2014

JAMES E COFFEY SECURITIES INC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December, 31 2013

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 2,207,565
Additions	-
Deductions	(164,812)
SIPC Net Operating Revenues	$ 2,042,753

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 2,042,753
General Assessment @ .0025	5,107

Assessment Remittance:

Less: Payment made with SIPC-6 in August 2013	(2,686)
Assessment Balance Due	$ 2,421

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2013:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	2,042,753
SIPC Net Operating Revenues as computed above	2,042,753
Difference	$ -